[MASONITE INTERNATIONAL INC.]

VIA EDGAR AND FACSIMILE

May 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Masonite International Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed May 16, 2007
File No. 333-139791

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Masonite International Inc. (the “Company”), hereby requests that the above-referenced Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) be declared effective by 2 p.m. on May 18, 2007.

Pursuant to this request, the Company acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Masonite International Inc.

By:	/s/ Frederick Arnold
	Name:	Frederick Arnold
	Title:	Executive Vice President, Finance